

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2012

<u>Via E-mail</u>
Jack Brothers
Chief Executive Officer
Red Bullet Racing Corporation
c/o 901 S. Federal Highway
Hallandale Beach, FL 33009

> **Re:** **Red Bullet Racing Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178754**
> **Macho Uno Racing Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178781**
> **Ginger Punch Racing Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178782**
> **Perfect Sting Racing Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178783**
> **Awesome Again Racing Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178784**
> **Ghostzapper Racing Corporation**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed April 3, 2012**
> **File No. 333-178785**

Dear Mr. Brothers:

We have reviewed your response to our letter dated March 30, 2012 and have the following additional comments.

Red Bullet Racing Corporation

General

1. We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

2. Please file the capital contribution agreement with Golden Pegasus as an exhibit to your registration statement.

Q: Is there a limit on how much I can invest?, page 12

3. Please reconcile your disclosure here that the maximum amount that can be invested by debit card is $1,000 with Exhibit 4.2, which appears to indicate that the maximum amount that can be invested, including convenience fee, is $10,000.

Q: Is there a limit on the amount of any Racing Company I may own?, page 12

4. We note your response to prior comment 5 and reissue in part. Please clarify under what circumstances you would elect to issue a promissory note rather than pay the redemption price immediately. Also, please disclose who will administer repayment of the promissory note and explain how repayment will be administered after liquidation when liquidation proceeds are not sufficient to discharge the promissory note.

Q: If I purchase shares of the company's common stock?, page 13

5. We note your response to prior comment 6. Please revise the answer by clarifying that investors must provide advance notice to the company before selling, assigning, or transferring shares of common stock during the operating period in accordance with the terms of the subscription agreement.

Conflicts of Interest, page 36

Liquidation, page 39

6. We note your responses to our prior comments 8 and 9. We note, in particular, that Mr. Stronach may be interested in purchasing horses because his business plan differs from that of the company and that he will resign from your board of directors prior to the liquidation of your horses. Please revise here, the summary and the risk factors to more specifically address the conflict of interest created by Mr. Stronach's differing business plan, including his interest in bidding on the company's horses at auction in connection

with a liquidation. Please address, for example, the fact that Mr. Stronach may have a substantial informational advantage regarding the horses at auction by virtue of his participation in the original selection and financing of their purchase as well as his services as the company's chairman of the board of directors during the operating period. As a result, there may be a conflict of interest between his duty to stockholders to maximize the return on their investment and his interest as an owner to acquire the company's horses at auction at the best possible price.

7. You disclose in this section that the opportunity for an investor in the offering who holds his shares until your end date to realize a positive return from an investment in the offering will be substantially dependent on your ability to sell your horses at an attractive price. Given the importance of the liquidation process to the potential return to investors, please revise, both here and elsewhere as appropriate, to disclose prominently that due to his interest in bidding on your horses at auction, your current chairman of the board will have limited involvement in a critical aspect of your business model, the liquidation of your horses. Please also address the impact this may have on an investment in your company.

Management's Discussion and Analysis

Possible Injuries to Our Horses and Related Impairment Charges, page 46

8. Please continue to revise and update your disclosure with regard to any injured horses and the status of those injuries on an ongoing basis. Similar revisions should be made where appropriate throughout the document.

Government Regulation, page 64

9. Please revise by disclosing the updated status of your efforts to obtain regulatory relief from the New York State Racing and Wagering Board and the Ontario Racing Commission. We note, in that regard, your intention to race your horses in New York and Ontario and to offer your securities in New York.

Related Party Transactions, page 73

Guarantee of Potential Debit Card Liabilities, page 74

10. We note your revised disclosure that, for the purposes of determining whether a closing of the offering may be conducted, you "will not take into account any amounts attributable to debit card accounts unless they have been so guaranteed." Please clarify in what circumstances debit card transactions will not be guaranteed.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief